

For Immediate Release – Calgary, Alberta
TSX, NYSE: BXE

BELLATRIX ANNOUNCES THE APPOINTMENT OF DANIEL LEWIS AND STEVEN J. PULLY TO ITS BOARD OF DIRECTORS

CALGARY, ALBERTA (December 15, 2014) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE: BXE) is pleased to announce the appointment of Daniel Lewis and Steven J. Pully to its Board of Directors, effective January 1, 2015. With the addition of Messrs. Lewis and Pully, Bellatrix's Board will have twelve directors.

"We welcome Daniel and Steve to our Board as we continue to focus on executing on our strategy to deliver long term value for shareholders," said W.C. (Mickey) Dunn, Chairman of the Board of Bellatrix. "We look forward to benefiting from their broad experience and business acumen and to working constructively together in the best interests of the Company and our shareholders."

"We are pleased with our dialogue with the Bellatrix Board and management team," said Daniel Lewis, Managing Partner of Orange Capital LLC ("Orange Capital"). "I look forward to working collaboratively as part of the Bellatrix Board and making meaningful contributions. Bellatrix has a proven track record of production and reserves growth, a strong balance sheet, and a deep inventory of development opportunities in highly economic plays, and we are excited about the Company's future prospects."

In connection with the appointment of Messrs. Lewis and Pully, Bellatrix has entered into an agreement with Orange Capital, which beneficially owns approximately 14.28% of the Company's outstanding shares, pursuant to which Orange Capital has agreed to abide by certain standstill provisions until November 30, 2015.

About Daniel Lewis

Mr. Lewis is co-founder and Managing Partner of Orange Capital, LLC, a New York based investment fund. Mr. Lewis has nearly 20 years of investment experience, employing a range of investment strategies. From 1996 to 2004, Mr. Lewis was employed by Citigroup and its predecessor companies. He is a former Director of Citigroup Global Special Situations Group. He serves on the Board of Say Yes to Education, a non-profit committed to increasing the high school and college graduation rates of inner-city youth. Mr. Lewis holds a B.S. from Cornell University.

About Steven J. Pully

Steven J. Pully, has over 25 years of experience in financial services and legal matters. Most recently he served as General Counsel and was a Partner of Carlson Capital, L.P., an alternative asset management firm, where he worked from January 2008 to September 2014. Mr. Pully also previously served as a Managing Director in the Energy & Power investment banking division of Bank of America and as a Senior Managing Director in the investment banking department of Bear Sterns & Co. Mr. Pully has served on the board of directors of several public companies, including EPL Oil & Gas, Inc., where he was the lead independent director, and Ember Resources. Mr. Pully is a Chartered Financial Analyst, a Certified Public Accountant and a member of the State Bar of Texas. He earned his J.D. from The University of Texas and his Bachelors of Science in Accounting from Georgetown University.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com